UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

                    For the month of May, 2010

                    Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

May 7, 2010

Dear Fellow Shareholders:

Following the filing last week of the Company’s notice and proxy statement relating to the Extraordinary General Meeting of Shareholders scheduled for May 21, 2010, we have been asked to elaborate on the reasons for the decision of the Company’s Audit Committee and Board of Directors to recommend that shareholders terminate the appointment of Kost Forer Gabbay & Kasierer (“Kost Forer”), a member of Ernst & Young Global, as the Company’s independent auditors, and appoint in their place, Ziv Haft, Certified Public Accountants (Israel), a BDO member firm (“Ziv Haft”).

Let me begin by assuring you that this decision was not the result of any differences or disagreements between Kost Forer and the Company or its management concerning the Company’s financial statements or its accounting policies or procedures.

To the contrary, Kost Forer’s report on the Company’s recently filed financial statements for the year ended December 31, 2006, and the restated financial statements for the years ended December 31, 2004 and 2005, respectively, did not contain any adverse opinions or disclaimers of opinion and were not qualified or modified in any way as to uncertainty, audit scope or accounting principles.  Nor were there any disagreements with Kost Forer on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Kost Forer would have caused them to make reference to the subject matter of the disagreements in connection with their report.

There were four primary concerns underlying the decision of the Audit Committee and Board to recommend this change at this time.

First, while the recently completed restatement process was quite complex, the Audit Committee and Board were concerned about the significant delay and expense associated with this lengthy audit process.

Second, the Audit Committee and the Board took note of the criticism expressed at both the special information meeting held last September to update shareholders on the progress of the audit process, as well as at the Company’s 2009 Annual General Meeting of Shareholders held last December, of both the time and expense associated with the audit process.

Third, in recent years, respected authorities in the areas of accounting and corporate governance have recommended that public companies change outside auditors periodically, especially where a company has used the same auditing firm for many years.

Finally, the Audit Committee and Board felt that the completion of the complex restatement process and the filing of the financial statements for the three years ended December 31, 2006 presented a logical and practical “break point,” at which a change in auditors – if it were to be made – could be implemented without disruption to the Company’s ongoing audit process.

Considering all these factors, the Audit Committee and the Board concluded that it would be in the interest of the Company and its shareholders to recommend a change in the Company’s independent auditors at this time.

After discussions with Ziv Haft, the Audit Committee and Board believe that the recommended change will be the most expeditious way to complete the audits for the years 2007 - 2009.  We are also convinced that after the shareholders approve the recommended change in auditors, we will enjoy the highest level of professionalism and expertise with Ziv Haft.

In closing, we thank Kost Forer and Ernst & Young for their work on behalf of the Company over the past 17 years.  Both organizations enjoy an exemplary reputation, and the Company very much appreciates the efforts they have made on our behalf during this period.  We wish them continued success in the future.

Sincerely,

/s/ Barrie Levitt, M.D.

Barrie Levitt, M.D.
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 7, 2010

TARO PHARMACEUTICAL INDUSTRIES LTD.

		By:	/s/ Ron Kolker
			Name:	Ron Kolker
			Title:	Senior Vice President, Chief Financial Officer